787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 28, 2009

VIA EDGAR

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: SunAmerica Focused Series, Inc. (Registration File Nos. 333-11283 and 811-07797) (the “Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with Elliot J. Gluck of this firm regarding Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Amendment”) filed on June 29, 2009. The Amendment consists of a supplement describing a new class of shares of the Focused Growth and Income Portfolio (the “Fund”), a series of the Registrant, and incorporates by reference the prospectus and statement of additional information contained in Post-Effective Amendment No. 58 to the Registrant’s Registration Statement, which was filed on February 27, 2009. The supplement – which applies only to the Fund – relates solely to the introduction of a new class, Class I shares, to the Fund. Class I shares currently are offered by several other series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1: In the footnotes to the fee table, please add disclosure that the fee waiver and expense reimbursement will continue indefinitely, subject to termination by the Board.

Response: The following disclosure has been added to footnote No. 5 to the fee table:

This fee waiver and expense reimbursement will continue indefinitely, subject to termination by the Board of Directors, including a majority of the Directors who are not interested persons of the Portfolio, as

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in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

August 28, 2009

defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Disinterested Directors”).

Comment No. 2: Please supplementally confirm that the Registrant will not incorporate the supplement into the Registrant’s existing prospectus and statement of additional information, and will distribute the supplement as stand alone materials, in addition to the existing prospectus and statement of additional information.

Response: The Registrant will not incorporate the supplement into the Registrant’s existing prospectus and statement of additional information. The supplement will accompany the existing prospectus and statement of additional information as stand alone materials.

In addition, as discussed in a telephone conversation with the Staff and the undersigned on August 27, 2009, the Fund added disclosure stating that the Class I shares of the Fund are only being offered in connection with the proposed reorganization of each of the SunAmerica Balanced Assets Fund and the SunAmerica Growth and Income Fund, each a series of SunAmerica Equity Funds, into the Fund (the “Reorganizations”), and that the Fund will not accept orders to buy Class I shares from new investors and will only accept reinvestments of dividends and capital gains distributions from investors who receive shares of the Fund in connection with the Reorganizations.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/    Jack D. Cohen

Jack D. Cohen

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp. Margery K. Neale, Esq., Willkie Farr & Gallagher LLP Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP